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                                                                     Exhibit B-4

                            UNANIMOUS WRITTEN CONSENT

                       IN LIEU OF A SPECIAL MEETING OF THE

                              BOARD OF DIRECTORS OF

                     NORTHERN INDIANA PUBLIC SERVICE COMPANY

                  The undersigned, being all of the directors of Northern Indiana Public Service Company, an Indiana corporation (the "Corporation'), in lieu of a special meeting of the Board of Directors and pursuant to the authority of Section 23-1-34-2 of the Indiana Business Corporation Law, do hereby unanimously consent to the adoption of the following resolutions without a meeting and direct the Secretary of the Corporation to file this Consent with the minutes of the proceedings of the Board of Directors of this Corporation.

Resolutions Amending By-Laws

         WHEREAS, The directors of the Corporation believe it to be in the best interests of the Corporation to amend the By-Laws to change Article V, Offices.

         NOW, THEREFORE, BE IT RESOLVED, That Article V, Officers, of the By-Laws of the Corporation shall be deleted in its entirety and is hereby restated to read as follows:

                                   "ARTICLE V.

                                    OFFICERS.

                           Section 5.1. Officers. The Board of Directors will elect a President, General Manager and Secretary, and it may, if it so chooses, elect one or more Vice Presidents, a Treasurer, a Controller and any assistants for such officers, including assistant secretaries, as it deems necessary, whose duties and authority will be specified in the resolution appointing that officer. Each officer will hold office for one (1) year or until that officer's successor is duly elected and qualified or until the officer resigns or is removed by the Board of Directors. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may, by the affirmative vote of a simple majority, remove any officer with or without cause at any time, but such removal

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         shall be without prejudice to the contractual rights of such officer, if any, with the corporation. One person may simultaneously hold multiple offices except those of President and Secretary. Any vacancy occurring in any office by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

                  Section 5.2. Term of Office, Vacancies, Removal. Such officers shall be elected by the Board of Directors at its annual meeting, and shall hold office until the next annual meeting or until their respective successors shall have been duly elected. The Board of Directors may from time to time, elect or appoint such other officers and agents as it shall deem necessary, who shall hold their offices for such terms and shall exercise such powers and perform such duties as may be prescribed by the Board of Directors. Vacancies among the officers of the Corporation shall be filled by the Board of Directors. Any officer or agent elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors.

                           Section 5.3. President. The President of the
         Corporation will preside at all meetings of the shareholders of the Board of Directors. The President is, subject to the control of the Board of Directors, responsible for managing regulatory and external affairs of the Corporation and any other powers and duties prescribed by the Board of Directors.

                  Section 5.4. General Manager. The General Manager is, subject to the control of the Board of Directors, responsible for the Corporation's day-to-day field operations and any other powers and duties described by the Board of Directors.

                  Section 5.5. Secretary. The Secretary shall attend and keep the minutes of all meetings of the Board of Directors and of the shareholders. The Secretary shall have charge and custody of the corporate records and corporate seal of the Corporation, and shall in general perform all the duties incident to the office of secretary of a corporation, subject at all times to the direction and control of the Board of Directors.

                  Section 5.6. Vice Presidents. Each of the Vice Presidents shall have such powers and duties as may be prescribed by the Board of Directors, the Chairman or the President.

                  Section 5.7. Treasurer. The Treasurer shall have charge of, and shall be responsible for, the collection, receipt, custody and disbursement of the funds of the Corporation, and shall also have the custody of all securities belonging to the Corporation. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper receipts or making proper vouchers for
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         such disbursements, and shall at all times preserve the same during the term of office. When necessary or proper, the Treasurer shall endorse, on behalf of the Corporation, all checks, notes, or other obligations payable to the Corporation or coming into possession of the Treasurer for and on behalf of the Corporation, and shall deposit the funds arising therefrom, together with all other funds of the Corporation coming into possession of the Treasurer, in the name and to the credit of the Corporation in such bank or banks as the Board of Directors shall from time to time by resolution direct. The Treasurer shall perform all duties which are incident to the office of treasurer of a corporation, subject at all time to the direction and control of the Board of Directors. The Treasurer shall give the Corporation a bond if required by the Board of Directors in a sum, and with one or more sureties, satisfactory to the Board, for the faithful performance of the duties of the office of Treasurer, and for the restoration to the Corporation, in case of the death, resignation, retirement or removal from office of the Treasurer, of all books, papers, vouchers, money or other property of whatever kind in the possession or under the control of the Treasurer belonging to the Corporation.

                  Section 5.8. Controller. The Controller shall have control over all accounts and records pertaining to moneys, properties, materials and supplies. The Controller shall have executive direction of the bookkeeping and accounting departments, and shall have general supervision over the records in all other departments pertaining to moneys, properties, materials and supplies. The Controller shall have such other powers and duties as are commonly incident to the office of controller of a corporation, subject at all times to the direction and control of the Board of Directors."

Dated and effective as of Tuesday, October 6, 2003.

/s/Kenneth P. Foley, Jr.                   /s/Jerry L. Godwin

/s/Mark T. Maassel

                                   Being all of the Directors of the Corporation